UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*


                             ASB Financial Corp.
----------------------------------------------------------------------------
                              (Name of Issuer)


                         Common shares, no par value
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 00205P 10 7
----------------------------------------------------------------------------
                               (CUSIP Number)


                              December 31, 2004
----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [x]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00205P 10 7                13G
----------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      ASB Financial Corp. Employee Stock Ownership Plan
----------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)   [ ]

                                                        (b)   [X]
----------------------------------------------------------------------------
3     SEC Use Only


----------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Ohio
----------------------------------------------------------------------------

Number of                5    Sole Voting Power
Shares
Beneficially                  -0-
Owned                    ---------------------------------------------------
by Each                  6    Shared Voting Power
Reporting
Person                        -0-
With                     ---------------------------------------------------
                         7    Sole Dispositive Power

                              -0-
                         ---------------------------------------------------
                         8    Shared Dispositive Power

                              139,646
----------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      139,646
----------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


----------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

      8.2%
----------------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      EP
----------------------------------------------------------------------------

CUSIP No. 00205P 10 7                13G
----------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      First Bankers Trust Services, Inc.
----------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)   [ ]

                                                        (b)   [X]
----------------------------------------------------------------------------
3     SEC Use Only


----------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Illinois
----------------------------------------------------------------------------

Number of                5    Sole Voting Power
Shares
Beneficially                  -0-
Owned                    ---------------------------------------------------
by Each                  6    Shared Voting Power
Reporting
Person                        -0-
With                     ---------------------------------------------------
                         7    Sole Dispositive Power

                              -0-
                         ---------------------------------------------------
                         8    Shared Dispositive Power

                              211,658
----------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      211,658
----------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


----------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

      12.4%
----------------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      BK
----------------------------------------------------------------------------

Item 1(a).    Name of Issuer:
---------

              ASB Financial Corp.

Item 1(b).    Address of Issuer's Principal Executive Offices:
---------

              503 Chillicothe Street
              Portsmouth, Ohio 45662

Item 2(a).    Names of Persons Filing:
---------

              First Bankers Trust Services, Inc.

              ASB Financial Corp. Employee Stock Ownership Plan

Item 2(b).    Address of Principal Business Office or, if none, Residence:
---------

              First Bankers Trust Services, Inc.
              2321 Kochs Lane
              P.O. Box 4005
              Quincy, Illinois 62305

              ASB Financial Corp. Employee Stock Ownership Plan
              2321 Kochs Lane
              P.O. Box 4005
              Quincy, Illinois 62305

Item 2(c).    Citizenship:
---------

              First Bankers Trust Services, Inc.
              Organized in Illinois

              ASB Financial Corp. Employee Stock Ownership Plan
              Organized in Ohio

Item 2(d).    Title and Class of Securities:
---------

              Common shares, without par value

Item 2(e).    CUSIP Number:
---------

              00205P 10 7

Item 3.       If this statement is filed pursuant to [SECTIONS]240.13d-1(b), or
------        240.13d-2(b) or (c), check whether the person filing is a:

              (a)  [ ]  Broker or dealer registered under Section 15 of the
                        Act (15 U.S.C. 78o).

              (b)  [x]  Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c).

              (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

              (d)  [ ]  Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e)  [ ]  An investment adviser in accordance with
                        [SECTION] 240.13d-1(b)(1)(ii)(E).

              (f)  [x]  An employee benefit plan or endowment fund in
                        accordance with [SECTION] 240.13d-1(b)(1)(ii)(F).

              (g)  [ ]  A parent holding company or control person in
                        accordance with [SECTION] 240.13d-1(b)(1)(ii)(G).

              (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

              (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

              (j)  [ ]  Group, in accordance with [SECTION]
                        240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership:
------

              First Bankers Trust Services, Inc.
              ----------------------------------

              (a)  Amount beneficially owned:
                   211,658

              (b)  Percent of class:
                   12.4%

              (c)  Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote:
                         -0-

                   (ii)  Shared power to vote or to direct the vote:
                         -0-

                   (iii) Sole power to dispose or to direct the disposition of:
                         -0-

                   (iv)  Shared power to dispose or to direct the
                         disposition of:
                         211,658

              ASB Financial Corp. Employee Stock Ownership Plan
              -------------------------------------------------

              (a)  Amount beneficially owned:
                   139,646

              (b)  Percent of class:
                   8.2%

              (c)  Number of Shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote:
                         -0-

                   (ii)  Shared power to vote or to direct the vote:
                         -0-

                   (iii) Sole power to dispose or to direct the disposition of:
                         -0-

                   (iv)  Shared power to dispose or to direct the
                         disposition of:
                         139,646

              There are 139,646 common shares owned by the ASB Financial Corp. Employee Stock Ownership Plan (the "ESOP"). First Bankers Trust Services, Inc. is the Trustee of the ESOP. Under the terms of the ESOP and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the ESOP provides that the Trustee shall vote such shares in the Trustee's discretion. All shares held in the ESOP have been allocated to the accounts of participants.

              Although the Trustee has general authority to sell assets, because the ESOP provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the ESOP.

              There are 72,012 common shares held in the American Savings Bank, fsb Deferred Compensation Plan (the "Deferred Compensation Plan"). First Bankers Trust Services, Inc. is the Trustee of the Deferred Compensation Plan. Under the terms of the Deferred Compensation Plan and the trust agreement, the Trustee votes the shares held in the Deferred Compensation Plan as directed by American Savings Bank, fsb ("American"). The Trustee has the power to sell assets of the Deferred Compensation Plan, however, the plan also grants to American the ability to dispose of assets and to replace assets held in the Deferred Compensation Plan with other assets in American's discretion.

Item 5.       Ownership of Five Percent or Less of a Class:
------

              Inapplicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
------

              Inapplicable

Item 7.       Identification and Classification of the Subsidiary Which
------        Acquired the Security Being Reported on By the Parent Holding
              Company:

              Inapplicable

Item 8.       Identification and Classification of Members of the Group:
------

              Inapplicable

Item 9.       Notice of Dissolution of Group:
------

              Inapplicable

Item 10.      Certification:
-------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FIRST BANKERS TRUST SERVICES, INC.


Date:  February 7, 2005                By:  /s/ Linda Shultz
       ----------------------               ---------------------------
                                            Linda Shultz, Trust Officer


                                       ASB FINANCIAL CORP.
                                       EMPLOYEE STOCK OWNERSHIP PLAN


                                       By:  First Bankers Trust Services, Inc.
                                            Trustee


Date:  February 7, 2005                By:  /s/ Linda Shultz
       ----------------------               ---------------------------
                                            Linda Shultz, Trust Officer

                                  EXHIBIT A
                                  ---------

                 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
                 ------------------------------------------

      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of ASB Financial Corp., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.


                                       FIRST BANKERS TRUST SERVICES, INC.


Date:  February 7, 2005                By:  /s/ Linda Shultz
       ----------------------               ---------------------------
                                            Linda Shultz, Trust Officer


                                       ASB FINANCIAL CORP.
                                       EMPLOYEE STOCK OWNERSHIP PLAN

                                       By:  First Bankers Trust Services, Inc.
                                            Trustee


Date:  February 7, 2005                By:  /s/ Linda Shultz
       ----------------------               ---------------------------
                                            Linda Shultz, Trust Officer